UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Ocwen Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

675746309

(CUSIP Number)

Greenwood Investments, Inc.	Costa Brava Partnership III L.P.
420 Boylston Street, 5th Floor	420 Boylston Street, 5th Floor
Boston, MA 02116	Boston, MA 02116
(617) 236-4240	(617) 595-4400

with copies to:

John D. Hancock, Esq.	Jeffrey R. Katz, Esq.
Foley Hoag LLP	Ropes & Gray LLP
155 Seaport Boulevard	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 832-1000	(617) 951-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746309

1.	Names of Reporting Persons Steven Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,091,777

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,091,777

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,091,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 675746309

1.	Names of Reporting Persons Greenwood Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,932,777

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,932,777

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 675746309

1.	Names of Reporting Persons Greenwood Investors Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 914,130

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 914,130

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 914,130

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Greenwood Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,008,647

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,008,647

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Madaket Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Seth W. Hamot

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,022,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,038,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 675746309

1.	Names of Reporting Persons Costa Brava Partnership III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,022,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,038,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 675746309

1.	Names of Reporting Persons Roark, Rearden & Hamot, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,022,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,038,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) OO – Other

This Amendment No. 1 amends the Schedule 13D filed with the SEC on February 15, 2008 by (1) Steven Tannenbaum, a United States citizen, (2) Greenwood Investments, Inc., a Delaware corporation, (3) Greenwood Investors Limited Partnership, a Massachusetts limited partnership, (4) Greenwood Capital Limited Partnership, a Massachusetts limited partnership, (5) Madaket Limited Partnership, a Massachusetts limited partnership, (6) Seth W. Hamot, a United States citizen, (7) Costa Brava Partnership III L.P., a Delaware limited partnership, and (8) Roark, Rearden and Hamot, LLC, a Delaware limited liability company.  Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” or a “Reporting Person” and collectively as the “Filers” or the “Reporting Persons.”  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

As of May 16, 2008, the Reporting Persons are deemed to beneficially own an aggregate of 4,130,277 shares of Common Stock, as detailed in Item 5.  All of the funds used to purchase the shares of Common Stock described in this Schedule 13D came from working capital or personal investment funds.  No funds were borrowed by any of the Reporting Persons in order to complete the Common Stock purchases described in this report.  The aggregate dollar amount for the Common Stock purchases within the past sixty days is $4,410,176, which includes the purchase of $4,000,000 principal amount of the Issuer’s 3.25% Contingent Convertible Senior Unsecured Notes (“Convertible Notes”).

Item 4.	Purpose of Transaction

The shares of Common Stock being reported on this Schedule 13D were acquired by the Reporting Persons for investment purposes.

As of May 12, 2008 the Reporting Persons terminated their previously reported informal oral arrangement.  The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) relating to any securities of the Issuer and do not constitute a “group” for purposes of Section 13(d) of the Act.

The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i) having open communications with the Issuer’s management in order to monitor their efforts to protect the investment of all shareholders, (ii) purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking a change of control of the Issuer through various means, including without limitation, an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or tender offer, (iv) seeking to elect a slate of directors to the

Issuer’s board of directors and (v) presenting proposals for stockholders’ consideration at an annual or special meeting of the Issuer’s shareholders.

The Reporting Persons may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

The Reporting Persons reserve the right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5.	Interest in Securities of the Issuer

(a),(b)

As of May 16, 2008, the Reporting Persons beneficially own the number of shares of Common Stock shown in the following table. The percentages of outstanding shares of Common Stock set forth below are computed based on a total of 62,698,636 shares of Common Stock outstanding as of May 2, 2008, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended on March 31, 2008.

Reporting Person	Number of Shares with Sole Voting Power		Number of Shares with Sole Dispositive Power		Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned		% of Class Beneficially Owned
Steven Tannenbaum	2,091,777	(1)(2)	2,091,777	(1)(2)	-0-	2,091,777	(1)(2)	3.3%
Greenwood Investments, Inc.	1,932,777	(1)(2)	1,932,777	(1)(2)	-0-	1,932,777	(1)(2)	3.1%
Greenwood Investors Limited Partnership	914,130	(1)	914,130	(1)	-0-	914,130	(1)	1.5%
Greenwood Capital Limited Partnership	1,008,647	(2)	1,008,647	(2)	-0-	1,008,647	(2)	1.6%
Madaket Limited Partnership	10,000		10,000		-0-	10,000		0.0%
Seth W. Hamot	2,022,000		2,038,500		-0-	2,038,500		3.3%
Costa Brava Partnership III L.P.	2,022,000		2,038,500		-0-	2,038,500		3.3%
Roark, Rearden & Hamot, LLC	2,022,000		2,038,500		-0-	2,038,500		3.3%
Wayne J. Wytrzes	126,760		126,760		-0-	126,760		0.2%
Joshua W. Katzen	-0-		-0-		-0-	-0-		-0-

(1)           Includes 160,230 shares of Common Stock that may be issuable at the election of the

Issuer upon conversion of $1,950,000 principal amount of Convertible Notes held by Greenwood Investors Limited Partnership.

(2)       Includes 168,447 shares of Common Stock that may be issuable at the election of the Issuer upon conversion of $2,050,000 principal amount of Convertible Notes held by Greenwood Capital Limited Partnership.

The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock not held by them.

(c)        During the past sixty (60) days, the Reporting Persons have purchased the shares of Common Stock of the Issuer set forth on Exhibit B hereto.  The transaction date, number of shares bought, price per share and type of transaction for each purchase during that period are set forth on Exhibit B hereto.

(d)        Not applicable.

(e)        As of May 12, 2008 the Reporting Persons terminated their previously reported informal oral arrangement and do not believe they may be deemed to constitute a group as of that date.  No Reporting Person is the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of May 12, 2008 the Reporting Persons terminated their previously reported informal oral arrangement.  The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) relating to any securities of the Issuer and do not constitute a group for the purposes of Section 13(d) of the Act.

Item 7.	Material to be Filed as Exhibits
Exhibit A – Agreement Regarding the Joint Filing of Schedule 13D Exhibit B – Information Concerning the Filers’ transactions in the Common Stock of the Issuer in the last sixty (60) days.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 22, 2008

STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD INVESTORS LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

MADAKET, Limited Partnership

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

SETH W. HAMOT

/s/ Seth W. Hamot

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Description

A	Agreement Regarding the Joint Filing of Amendment No. 1 to Schedule 13D

B	Information Concerning the Reporting Persons’ transactions in the Common Stock of the Issuer in the last sixty (60) days.

EXHIBIT A

AGREEMENT REGARDING

THE JOINT FILING OF AMENDMENT NO. 1 to SCHEDULE 13D

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Amendment No. 1 to Schedule 13D to which this Exhibit is attached, and such Amendment No. 1 to Schedule 13D is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Amendment No. 1 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 22, 2008

STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED
PARTNERSHIP

	By:	Greenwood Investments, Inc., General Partner

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD INVESTORS LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

MADAKET, Limited Partnership

By:	Greenwood Investments, Inc., General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

SETH W. HAMOT

/s/ Seth W. Hamot

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot, President

EXHIBIT B

FILERS’ TRANSACTIONS IN THE LAST SIXTY (60) DAYS

Common Stock

Party Effecting Transaction	Date of Transaction	Shares of Common Stock Bought (Sold)	Price Per Share ($)	Type of Transaction
Greenwood Capital LP	4/3/2008	45,000	$4.341	Open Market
Greenwood Capital LP	4/9/2008	7,000	$4.07	Open Market
Greenwood Capital LP	4/24/2008	5,000	$4.812	Open Market
Greenwood Capital LP	4/25/2008	8,000	$4.894	Open Market
Greenwood Capital LP	4/28/2008	6,000	$5.054	Open Market
Greenwood Capital LP	4/29/2008	9,000	$5.189	Open Market
Greenwood Capital LP	4/30/2008	11,000	$5.027	Open Market
Greenwood Capital LP	5/8/2008	2,500	$5.712	Open Market
Greenwood Investors LP	4/3/2008	55,000	$4.341	Open Market
Greenwood Investors LP	4/9/2008	3,000	$4.070	Open Market
Greenwood Investors LP	4/24/2008	10,000	$4.812	Open Market
Greenwood Investors LP	4/25/2008	7,000	$4.894	Open Market
Greenwood Investors LP	4/28/2008	9,000	$5.054	Open Market
Greenwood Investors LP	4/29/2008	6,000	$5.189	Open Market
Greenwood Investors LP	4/30/2008	4,000	$5.027	Open Market
Greenwood Investors LP	5/8/2008	4,500	$5.712	Open Market
Greenwood Investors LP	5/9/2008	4,800	$6.167	Open Market
Costa Brava Partnership III, LP	3/12/2008	50,000	$4.750	Open Market
Costa Brava Partnership III, LP	4/1/2008	100,000	$4.240	Open Market

Convertible Notes

Party Effecting Transaction	Date of Transaction	Principal Amount of Convertible Notes Bought (Sold) ($)	Price ($)	Type of Transaction
Greenwood Capital LP	4/11/2008	$550,000	$385,000	Open Market
Greenwood Capital LP	4/15/2008	$1,000,000	$685,000	Open Market
Greenwood Capital LP	5/1/2008	$500,000	$380,000	Open Market
Greenwood Investors LP	4/11/2008	$450,000	$315,000	Open Market
Greenwood Investors LP	4/15/2008	$1,000,000	$685,000	Open Market
Greenwood Investors LP	5/1/2008	$500,000	$380,000	Open Market